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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13G

			Under the Securities Exchange Act of 1934
					  (Amendment No. 1)

				  Shaman Pharmaceuticals, Inc.
					  (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						 81931910
					   (CUSIP Number)

					   March 1, 2000
		(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

					/____/	Rule 13d-1(b)
					/XXX/	Rule 13d-1(c)
					/___/	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)			Page 1 of 10

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CUSIP No. 81931910				13G				Page 2 of 10 Pages

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1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Tradewinds Financial Corporation
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/XX/
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

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4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
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	  NUMBER OF	5	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY	6	SHARED VOTING POWER
	    EACH			2,906,990
	 REPORTING		---------------------------------------
	   PERSON		7	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				8	SHARED DISPOSITIVE POWER
					2,906,990
----------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,906,990
----------------------------------------------------------------
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)

----------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	8.54%
----------------------------------------------------------------
12	TYPE OF REPORTING PERSON (See Instructions)
	IA, CO
----------------------------------------------------------------

CUSIP No. 81931910				13G				Page 3 of 10 Pages

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1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Tradewinds Debt Strategies Fund, L.P.
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/XX/
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
----------------------------------------------------------------
	  NUMBER OF	5	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY	6	SHARED VOTING POWER
	    EACH			1,657,107
	 REPORTING		---------------------------------------
	   PERSON		7	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				8	SHARED DISPOSITIVE POWER
					1,657,107
----------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,657,107
----------------------------------------------------------------
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)

----------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	4.87%
----------------------------------------------------------------
12	TYPE OF REPORTING PERSON (See Instructions)
	PN
----------------------------------------------------------------

CUSIP No. 81931910				13G				Page 4 of 10 Pages

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Feehan Partners, L.P.
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/XX/
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
----------------------------------------------------------------
	  NUMBER OF	5	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY	6	SHARED VOTING POWER
	    EACH			839,459
	 REPORTING		---------------------------------------
	   PERSON		7	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				8	SHARED DISPOSITIVE POWER
					839,459
----------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	839,459
----------------------------------------------------------------
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)

----------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	2.47%
----------------------------------------------------------------
12	TYPE OF REPORTING PERSON (See Instructions)
	PN
----------------------------------------------------------------

CUSIP No. 81931910				13G				Page 5 of 10 Pages

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Scott P. Peters
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/XX/
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
----------------------------------------------------------------
	  NUMBER OF	5	SOLE VOTING POWER
	   SHARES			1,341,011
	BENEFICIALLY		---------------------------------------
	  OWNED BY	6	SHARED VOTING POWER
	    EACH			3,105,582
	 REPORTING		---------------------------------------
	   PERSON		7	SOLE DISPOSITIVE POWER
	    WITH			1,341,011
					---------------------------------------
				8	SHARED DISPOSITIVE POWER
					3,105,582
----------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,446,593
----------------------------------------------------------------
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)

----------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	13.06%
----------------------------------------------------------------
12	TYPE OF REPORTING PERSON (See Instructions)
	IN, HC
----------------------------------------------------------------

CUSIP No. 81931910				13G				Page 6 of 10 Pages

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Robert W. Scannell
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/XX/
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
----------------------------------------------------------------
	  NUMBER OF	5	SOLE VOTING POWER
	   SHARES			425,553
	BENEFICIALLY		---------------------------------------
	  OWNED BY	6	SHARED VOTING POWER
	    EACH			3,824,970
	 REPORTING		---------------------------------------
	   PERSON		7	SOLE DISPOSITIVE POWER
	    WITH			425,553
					---------------------------------------
				8	SHARED DISPOSITIVE POWER
					3,824,970
----------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,250,524
----------------------------------------------------------------
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)

----------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	12.48%
----------------------------------------------------------------
12	TYPE OF REPORTING PERSON (See Instructions)
	IN, HC
----------------------------------------------------------------

CUSIP No. 81931910				13G			Page 7 of 10 Pages

ITEM 1.

	(a)	The name of the issuer is Shaman Pharmaceuticals, Inc. (the
"Issuer").

	(b)	The principal executive office of the Issuer is located at 213
East Grand Avenue, South San Francisco, CA  94080.

ITEM 2.

This Amendment No. 1 amends and supplements the Statement on Schedule 13G filed by Tradewinds Financial Corporation, ("Tradewinds"), Tradewinds Debt Strategies Fund, L.P. ("DSF"), Feehan Partners, L.P. ("Feehan"), Scott P. Peters ("Peters") and Robert W. Scannell ("Scannell") (collectively, the "Filers"), on February 1, 2000. This amendment relates to the common stock, $0.001 par value per share (the "Common Stock"), of Shaman Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). According to the Issuer, as of March 2, 2000, there were 34,048,345 shares of Common Stock outstanding.

Only those items amended are reported herein. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13G.

In addition to the shares of Common Stock beneficially owned by the Filers and reported in the Schedule 13G filed on February 1, 2000, each of the Filers beneficially owns Stock Purchase Warrants (the "Warrants") exercisable for shares of Common Stock of the Issuer and Convertible Promissory Notes (the "Notes") convertible into shares of Common Stock of the Issuer. Because the Warrants are exercisable and the Notes are convertible within 60 days, the Filers may be deemed to beneficially own the number of shares of Common Stock into which the Warrants are exercisable and the Notes are convertible. The Warrants become exercisable at any time after April 30, 2000, and on or before April 30, 2005. The Notes automatically convert to Common Stock of the Issuer on May 1, 2000, if the Issuer's wholly-owned subsidiary does not consummate an equity financing on or before April 30, 2000, resulting in gross aggregate proceeds to the subsidiary of a specified amount. If the subsidiary consummates an equity financing on or before April 30, 2000, resulting in gross aggregate proceeds that meet the minimum specified amount, then the Notes and any accrued or unpaid interest therein shall be automatically converted into either Common Stock of the Issuer or capital stock of the subsidiary, at the option of the holder of the Note. The number of shares of Common Stock into which the Warrants will be exercisable and the Notes will be convertible is based on the per share conversion price of the Issuer's Series R Preferred Stock on February 1, 2000, reported by the Issuer to be .497.

CUSIP No. 81931910				13G			Page 8 of 10 Pages

ITEM 2. (continued)

As the sole trustee of a defined contribution plan of an affiliate of Tradewinds, Mr. Peters has sole voting and dispositive power over the shares of the Issuer's Common Stock that the defined contribution plan has the right to acquire within 60 days pursuant to its Warrant and its Note. Therefore, Mr. Peters may be deemed the beneficial owner of such shares. Although Mr. Scannell has reported beneficial ownership of the number of shares of the Issuer's Common Stock held by the defined contribution plan equal to Mr. Scannell's interest in the plan as of the date of this filing, Mr. Scannell disclaims beneficial ownership of such shares.

As the sole general partner of Feehan, Mr. Scannell shares voting and dispositive power with Feehan over the shares of the Issuer's Common Stock owned by Feehan. Therefore, Mr. Scannell may be deemed the beneficial owner of such shares.


ITEM 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	___	Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

	(b)	___	Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

	(c)	___	Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

	(d)	___	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	___	An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

	(f)	___	An employee benefit plan or endowment fund in accordance
with 240.13d-1(b)(1)(ii)(F).

	(g)	___	A parent holding company or control person in accordance
with 240.13d-1(b)(1)(ii)(G)

	(h)	___	A savings association as defined in section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP No. 81931910				13G			Page 9 of 10 Pages


ITEM 3 (continued)

	(i)	___	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	___	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)


ITEM 4.  OWNERSHIP

See Items 5-9 and 11 on the cover page for each Filer.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Tradewinds is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 2(a) of this Schedule.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

CUSIP No. 81931910				13G			Page 10 of 10 Pages

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

						SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 10, 2000

Tradewinds Financial Corporation		Tradewinds Debt
								  Strategies Fund, L.P.


	/s/ Robert W. Scannell				/s/ Robert W. Scannell
By	Robert W. Scannell				By	Robert W. Scannell
	President							President


Feehan Partners, L.P.


	/s/ Robert W. Scannell
By	Robert W. Scannell
	General Partner



/s/ Robert W. Scannell			/s/ Scott P. Peters
Robert W. Scannell				Scott P. Peters


CRK/4118/002/1089902